

Sun Life Appoints First Chief Sustainability Officer

New appointment marks Sun Life's growing commitment to advancing meaningful contributions to sustainability efforts worldwide

TORONTO, ON - (September 13, 2021) - Sun Life Financial Inc. ("Sun Life") (TSX:SLF) (NYSE:SLF) today announced the appointment of Alanna Boyd as Senior Vice-President and Chief Sustainability Officer. This newly created role, solely focusing on sustainability, is a first for Sun Life and reports to Kevin Strain, who became the company's 11ᵗʰ President and CEO on August 9.

In her new role, Ms. Boyd will continue to build on Sun Life's long-term economic, environmental and social commitments to design and lead greater sustainability performance for Sun Life. These commitments align with the company's broader business strategy and supports Sun Life's Purpose to help Clients achieve lifetime financial security and live healthier lives.

"As a global industry leader, Sun Life has a responsibility and ability to advance meaningful sustainability outcomes and it is a key strategic priority for us," said Kevin Strain, President and CEO, Sun Life. "Creating a dedicated Chief Sustainability Officer role is important to me to advance our priorities and I see it as the critical next step in Sun Life's sustainability commitment.

"Alanna brings a depth of sustainability experience and expertise to help Sun Life continue to embed sustainable practices across our business operations and help drive further actions that create a cleaner, more inclusive, and sustainable future."

Ms. Boyd joined Sun Life in 2016 and was most recently Vice-President of Government, Regulatory Affairs & Sustainability. She has led the development and advancement of Sun Life's current sustainability strategy and reporting of the firm's progress. She has also furthered Sun Life's ESG disclosures in recognition of growing investor interest in and demand for robust reporting on sustainability performance.

In 2019, she directed the development of a new Purpose-led Sustainability Plan that starts from a foundation of being a trusted and responsible business.

Over the past few years, Sun Life has taken several actions to achieve measurable outcomes in the areas where it can have the most positive impact on society and the environment, including:

- *Increasing Financial Security*: An emphasis on creating financial security through innovative products, proactive education and improved access for underserved groups. Since 2018, Sun Life Asia has issued more than 120,000 microinsurance policies that have improved access to affordable insurance for underserved and low-income people.

- *Fostering Healthier Lives*: During the pandemic, Sun Life worked to support the COVID-19 vaccine rollout from funding a mobile clinic in Alberta to connecting Canadians to COVID-19 resources through Lumino Health. In Asia, Sun Life waived wait periods and continued coverage for policies that lapsed due to quarantine or hospitalization. And, in the U.S., Sun Life added COVID-19 coverage to critical illness policies, among a number of other key initiatives, to better support health through the pandemic.

- *Advancing Sustainable Investing*: A commitment to direct an additional $20 billion over five years towards sustainable investments that contribute to the transition to a low-carbon, more inclusive economy. These investments are in addition to the existing $60 billion the firm already holds in sustainable investments.

- *Trusted and Responsible Business*: To drive initiatives that reduce greenhouse gas (GHG) emissions, Sun Life's business operations around the world will be carbon neutral starting in 2021. Actions include: enhancing energy efficiency of its office spaces and plans to introduce an internal carbon charge for business air travel when it lifts its current COVID-19 employee travel restrictions.

"The world is facing a series of unprecedented challenges – from climate change to the COVID-19 pandemic to growing inequality," said Alanna Boyd. "Sun Life has a responsibility and opportunity to broaden its sustainability agenda to create a more resilient, sustainable and inclusive economy.

"We have so much more to do, especially as we move toward fulfillment of the UN's Sustainable Development Goals by 2030. I'm excited about these opportunities for Sun Life."

One of the most prominent campaigns Sun Life stands behind is the United Nations' Sustainable Development Goals (SDGs). The SDGs aim to end poverty, advance human rights and protect the planet.

To her new role, Ms. Boyd brings experience in progressively senior positions in both private and public spheres including working with Federal and Provincial governments and over 10 years in the private sector working on sustainability.

Ms. Boyd is passionate about sustainability initiatives and is currently on the Board of the Canadian Business for Social Responsibility (CBSR), a professional association for Canadian companies championing business as a force for good, as well as Toronto Finance International (TFI) and the Public Affairs Council (PAC).

Since 2006, Sun Life has consistently received industry recognition for its sustainability leadership. The company has been listed for 15 consecutive years on the Dow Jones Sustainability North America Index for its ESG performance and recognized by Corporate Knights as one of the world's most sustainable corporations and one of the best 50 corporate citizens in Canada for 12 and 15 consecutive years respectively.

About Sun Life's Sustainability Plan
Sun Life's Sustainability Plan builds from a foundation as a trusted and responsible business. At its core is a focus on the areas where Sun Life can make the most positive social and environmental impact: increasing financial security, fostering healthier lives and advancing sustainable investing. Sun Life's Sustainability Plan also focuses on minimizing its environmental footprint, supporting diversity, equity and inclusion in the workplace, data security and privacy, governance and ethics and risk management. In 2019, Sun Life also became the first life insurance company in the world to issue a sustainability bond. To learn more about Sun Life's Sustainability Report visit www.sunlife.com/en/sustainability/.

About Sun Life
Sun Life is a leading international financial services organization providing insurance, wealth and asset management solutions to individual and corporate Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2021,

Sun Life had total assets under management of $1.36 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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Media Relations Contact:	**Investor Relations Contact:**
Kim Race	Yaniv Bitton
Director	Vice-President, Head of Investor
Corporate Communications	Relations & Capital Markets
T. 416-779-4574	T. 416-979-6496
kim.race@sunlife.com	investor_relations@sunlife.com